

Mail Stop 7010

July 25, 2006

Mr. J. Larry Sorsby
Executive Vice President and Chief Financial Officer
Hovnanian Enterprises, Inc.
10 Highway 35, P.O. Box 500
Red Bank, New Jersey 07701

> **RE: Form 10-K for the Fiscal Year ended October 31, 2005**
> **Forms 10-Q for the Quarters ended January 31, 2006 and**
> **April 30, 2006**
> **File No. 1-8551**

Dear Mr. Sorsby:

We have reviewed your response letter dated June 30, 2006 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended October 31, 2005</u>

1. We note that each of your communities is an operating segment and you believe that they can be aggregated because, among other things, they have similar economic characteristics. You consider the internal rate of return to be the key economic characteristic of a community and it is the key measure for resource allocation and performance.

However, we note that your internal management reports provided to the chief operating decision maker, do in fact include revenue and gross margin by operating segment. Therefore, it appears that operating results are also evaluated based on revenues and gross margins. If actual revenue growth for homebuilding operating segments have trended in a materially different manner or if gross margin percentages are materially different we believe that would be indicative of dissimilar economic characteristics. In addition, if the operating segments operate in different regulatory environments, we would also expect separate presentation of the operating segments.

Please explain how you calculate the internal rate of return. Also, in order for us to better understand your view, please provide us with a report that summarizes, for each operating segment during the past five years, the following information:

- Actual Revenue;
- Actual Gross Margin;
- Actual Gross Margin Percentage; and
- Actual Internal Rate of Return.

2. You say that you do not compile revenue and gross margin data by product line as we have requested and that it is impractical to do so given your current information systems. Based on your internal management reports we noted that the Meyers Group compiled a sales ranking of home builders by type of residence that includes single-family detached homes, townhouses and condominiums and that you appear to have provided sales data to them for each of these three housing categories. In addition, as we stated in our previous comment, you disclosed under results of operations on page 21 of your Form 10-K report that gross margins before interest expense increased to 26.4% in 2005 compared to 25.5% in 2004 primarily due to the mix of homes delivered both in terms of geography as well as by type of home. You also disclosed in an 8-K report issued on September 7, 2005, that your outstanding performance during the 2005 third quarter was due to having the right product mix throughout each of your markets. Based on these disclosures it appears that revenue by product line is information that is material to investors. Please provide the enterprise-wide product-line revenue disclosures required by paragraph 37 of SFAS 131 or provide us with revenue and gross margin data for the last three years and through the current interim period for single-family detached homes, townhouses, and condominiums so that we can assess the materiality of revenue and gross margin trends by product line.

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Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned, at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant